EXHIBIT 6.4

AMENDMENT

With reference to that certain "Supply and Private Label Agreement, herein after referred to as the "Agreement", Dated September 1, 2015, by and between Aphex BioCleanse Systems Inc, ("Aphex") located at 15 Fishers Road Suite111, Pittsford, NY 14534, and Aspyron Inc, ("Aspyron") located at 763 Linden Ave, Suite 2, Rochester NY 14625, collectively, "the Parties", the parties mutually agree to the following amendments which as amended shall be made an integral part of the Agreement:

The referenced Supply Agreement, to which this Amendment is being made and attached provides for certain "Exclusivity" to be provided upon agreement by the parties. Aphex hereby grants to Aspyron the exclusive use of the base formula constituting the Hand Sanitizer and Wound Wash that will be private labeled by Aspyron and sold in the Territory of the United States pursuant to the following terms:

1.	Aspyron agrees to pay to Aphex upon closing of the anticipated Reg A+ IPO, a nominal licensing fee of $25,000, to be capped at $50,000 in the event that Aspyron raises in excess of $500,000 in the referenced IPO.

2.	Aspyron commits to purchase product over the 12 month period following the initial closing of the IPO from Aphex to total a minimum of $100,000. This total sum does not need to be paid in advance from IPO proceeds but rather is to be cumulative over the ensuing 12 month period following the closing of the IPO, in volumes to be determined after an initial minimum product purchase of $25,000.

3.	Exclusivity for any other products produced by Aphex will be considered on a case by case basis and appropriate term and/or amendments to the Supply Agreement can be made upon mutual agreement by and between the parties.

4.	Performance with respect to the payments and product purchase requirements shall effectively commence from the date of the first closing of the anticipated IPO. Prior to this anticipated IPO closing, Aphex understands that Aspyron is a startup and agrees not to make any other exclusive agreements with third parties for sale and distribution in the territory with reference to the stated products to allow for Aspyron to in good faith complete the funding of the IPO and the initial closing within a reasonable time. Such period of "good faith" shall not extend beyond April 1, 2018 in the event Aspyron fails to close its anticipated IPO unless otherwise agreed to in writing between the parties.

5.	The referenced "exclusivity" can be renewed for a minimum of two annual periods on the same terms, assuming all prior performance has been achieved. $50,000 exclusivity fee, and a minimum annual threshold of product purchases by Aspyron to Aphex of $100,000.

6.	The Agreement is amended to provide for a term ending September 1, 2020. At the expiration time of the Agreement a new Agreement may be drafted for consideration of both parties. The Agreement as amended may be terminated prior to the expiration of the Term by either party only if Aspyron loses its exclusivity rights under the terms of this Amendment to the original Supply and Private Label Agreement between the parties.

Accepted and agreed by the "Parties" this 16h day of November, 2017.

For "Aphex":

/s/ David J Weaver - President/CEO

For "Aspyron":

/s/ David R Olund – President